Mail Stop 6010

November 26, 2008

Nationwide Financial Services, Inc.
One Nationwide Plaza
Columbus, Ohio 43215
Attn: General Counsel

Re: **Nationwide Financial Services, Inc.**
      Amendment No. 3 to
      Preliminary Merger Proxy Statement on Schedule 14A
      Filed November 26, 2008
      File No. 1-12785

      Amendment No. 3 to Schedule 13E-3
      Filed November 26, 2008
      File No. 5-50759

Dear Sir/Madam:

        We have completed our review of your Schedule 13E-3 and your preliminary
merger proxy statement on Schedule 14A, and have no further comments at this time.

                                                Sincerely,

                                                Jeffrey P. Riedler
                                                Assistant Director

cc: Dewey & LeBoeuf LLP
        1301 Avenue of the Americas
        New York, NY 10019
        Attn: Michael Groll, Esq.
        Sheri E. Bloomberg, Esq.

        Jones Day
        North Point
        901 Lakeside Avenue
        Cleveland, Ohio 44114
        Attn: Lyle G. Ganske, Esq.
        James P. Dougherty, Esq.